UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2008.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from              to

Commission file number 1-11657

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Tupperware Brands Corporation Retirement Savings Plan

14901 South Orange Blossom Trail

Orlando, Florida 32837

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tupperware Brands Corporation

14901 South Orange Blossom Trail

Orlando, Florida 32837

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 20, 2009	TUPPERWARE BRANDS CORPORATION RETIREMENT SAVINGS PLAN

	By:	/s/ Thomas M. Roehlk
Thomas M. Roehlk, Chairman of Management Committee for Employee Benefits